

Offering Statement for PittMoss LLC ("PittMoss")

PittMoss LLC ("PittMoss," the "Company," "we," or "us"), a Delaware LLC incorporated on January 6, 2015, is holding the following offering:

Up to $325,000 in Crowd Simple Agreements for Future Equity (Crowd SAFE) with a minimum target amount of $10,000.

__Crowd SAFE with a 15% Discount__

Offering Minimum: $10,000 | 10,000 Securities
Offering Maximum: $325,000 | 325,000 Securities
Type of Security: Crowd Simple Agreement for Future Equity (Crowd SAFE).
Offering Deadline: April 1, 2024
Minimum Investment Amount (Per Investor): $500

Bonus:

1. **Loyalty Discount**: Investors who have previously invested in PittMoss through an earlier offering will receive an additional 2.5% discount added to the 15% discount of the Crowd SAFE.
2. **Early Bird Discount**: Investors who invest prior to January 1st, 2024 will receive an additional 2.5% discount added to the 15% discount of the Crowd SAFE.

*Should both conditions apply, both discounts will apply for a Crowd SAFE with a 20% discount.

Equity Financing: Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series, of Equity Interests (whether Preferred Securities or another classes issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the First Equity Financing Price).

Liquidity Event: If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount or (2) to receive from the Company a number of units of Common Securities equal to the Purchase Amount divided by the Liquidity Price.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500. The Company must reach its Target Offering Amount of $10,000 by April 1, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities

commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY

INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

https://www.pittmoss.com

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. What is the name of the issuer?

PittMoss LLC

2603 Duss Avenue, Ambridge, PA 15003

Eligibility

2. The following are true for PittMoss LLC:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Employee Name and Title

Brian Scott: CEO

Employee Background

Brian has spent his career leading teams to success. A 10-year angel investor and experienced leader

3-Year Work History

Employer: PittMoss LLC (primary position)

Title: CEO & Director

Dates of Service: May 2016 – Present

Responsibilities: Chief executive officer responsible for the strategic vision of the company. Brian Scott is compensated $50,000/year plus a guaranteed bonus which was $25,000 in 2023.

Employer: Aurochs Brewing

Title: Board Member

Dates of Service: August 2015 – Present

Responsibilities: Board Member

Employee Name and Title

Mont Handley: Director & Founder

Employee Background

Founder and Inventor, EIR at Purdue University, current Congressional Candidate

3-Year Work History

Mont Handley's current primary role is with Purdue University Northwest. Mont Handley serves the Issuer as a member of the board of directors.

Employer: Purdue University Northwest, Commercialization and Manufacturing Excellence Center (Primary Position)

Title: Entrepreneur-in-Residence/Associate Director

Years of Service: June 2016 – Present

Responsibilities: Leadership team and entrepreneur in residence

Employer: POTplugs Development Company, LLC

Title: Founder & Managing Member

Years of Service: September 2017 – Present

Responsibilities: Founder and member responsible for the management of the company

Employer: PittMoss LLC

Title: Director & Founder

Dates of Service: July 2011 – Present

Responsibilities: Board Member

<u>Employee Name and Title</u>

David Lilly: Director

Employee Background

4 startups, IPO and exit, M&A, leader of sales orgs.

3-Year Work History

David Lilly's current primary role is with Lilly Management Group. David Lilly serves the Issuer as a member of the board of directors.

Employer: Lilly Management Group (primary position)

Title: Owner

Years of Service: January 2018 – Present

Responsibilities: Running the day to day of the company as well as executive function.

Employer: PittMoss LLC

Title: Director

Years of Service: January 2018 – Present

Responsibilities: Board Member

Employee Name and Title

Carl Nicolia: Director

Employee Background

Founder PSNergy, auto industry and GE engineer, former CEO Zurn Industries, big box and sales experience.

3-Year Work History

Carl Nicolia's current primary role is with PSNergy, LLC. Carl Nicolia currently serves the Issuer as a member of the board of directors.

Employer: PSNergy, LLC (primary position)

Title: President

Years of Service: January 2013 – Present

Responsibilities: Responsible for executive management of company.

Employer: PittMoss LLC

Title: Director

Years of Service: January 2018 – Present

Responsibilities: Board Member

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

BT PittMoss Investment, LP (Catherine Mott is the managing partner for the entity. No one individual owns more than 2-5%)

Securities

13,155,353

Security Class

Preferred Units

Voting Power

20.63%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Company Overview:

PittMoss LLC ("PittMoss" or the "Company") is a recycled and upcycled growing media made from recycled paper products and cardboard, is certified organic and is specifically engineered to be an ideal growing environment for plants. PittMoss produces bigger, stronger plants and requires significantly less water than traditional growing media while helping to reduce greenhouse gases and fertilizer runoff. Moreover, PittMoss has been assessed by Good Company Ventures and has quantified its environmental impact related to all of the above factors. And its feedstock can come from recycled paper and cardboard streams today and additional landfilled material in the future.

In addition, because PittMoss products are peat-free or peat-reduced, PittMoss is contributing to reducing carbon emissions. From a performance perspective, PittMoss requires 2/3 less water than typical peat-based soils because it holds water like a sponge. However, waterlogging isn't a problem because PittMoss also has superior aeration allowing for much better air/water exchange and considerably better root development than other, denser soils. PittMoss retains both water and applied fertilizers so that less fertilizer can be used for same-size plants, without the leaching that occurs with other soils (that can cause nitrogen runoff and algae blooms in local water sources). PittMoss also acts as an incredible carbon source and home for microbial growth, similar to (only better than) bio char. In most studies, PittMoss allows for 2/3 less water use, including uses as a mulch in hot/dry climates like California, the desert Southwest, and the Middle East.

PittMoss can disrupt the current soil economy by recycling local paper and cardboard waste in almost every major metro area and turning it into locally made and distributed soils. This will eliminate the need for peat to be shipped from Canada and offers tremendous logistical advantages (which is a growing problem in itself) and helps to further reduce our planet's carbon footprint. PittMoss plans to open its own company-owned facilities but could also offer a license model to domestic or international investors. In either case, PittMoss will be a "hyper-local" business, potentially owned locally, recycling local waste materials, employing local manufacturing employees, and distributing soil locally to fill customer needs or improve any depleted soils within the region.

PittMoss has several commercial customers that pay directly and are repeat business. These are commercial growers in various industries, some of which have been with the Company for several years. The Company's retail product launch was in February 2017, and 2018 was the first full year (second overall) selling at local home and garden centers. To date, the Company has more than 150 H&G center customers in 22 states and is listed with eight distributors or co-ops.

The Company typically sells directly to the garden centers, but occasionally gains new orders through its distributors. The Company also sells direct to consumers via its website www.pittmoss.com and on Amazon.com. In most cases, B2B and B2C customers pay the Company directly, but with the wholesale distributors, the customers pay the distributor, and they pay the Company.

At scale, the Company can make PittMoss for about $1.20 per cubic foot (base material), and today, the Company sells it commercially for $2.50/CF, wholesale for $5.00/CF, and retail for about $10.00/CF (all dependent upon product type and size).

The Company has different strategies for each channel, but in the past year has focused on direct advertising (via trade journals), social media, and direct sales (cold calling and trials) for commercial customers. For most wholesale customers (Lawn and Garden Centers), the Company sells to customers directly and distributes through several distributors in the Northeast, Midwest, and Mid-Atlantic regions. The Company employs several sales tactics for this business, but mainly advertises through trade magazines and trade shows, direct mail, in-person events, ride-alongs with distributor reps, and sales rep education (among others). For the B2C channel, the Company has multiple strategies including presence on all major social media channels and social media paid advertising, SEO strategies, retargeting, e-mail marketing, and earned advertising (with influencers and bloggers) among others. PittMoss has been featured on both Shark Tank and Beyond the Tank, and reruns typically air about every 45 days. PittMoss also contracted with a PR firm to pursue larger press and social media influencer opportunities and has secured dozens of gardening influencers on various social channels. Some big box stores have reached out about potentially carrying PittMoss products, but to date, the Company has focused on IGCs (Independent Garden Centers) and hardware stores that compete with big box stores. The Company also does "sell into" big box stores as a feedstock to some soil mixers that sell their brand in big box stores today.

Competitors and Industry:

There are hundreds of competitors in the soil market. The biggest players are industry leaders like Scotts (Miracle Gro), Sungro, Premier Tech, Lambert, Berger, and many others. All of these competitors use peat as a core component of their products and PittMoss' product naturally outperforms every peat-based product that the Company has tested against. In fact, the Company knows that its product as an amendment helps to improve all of these competitive products. The Company has both patent-pending and trade secret-protected technology that acts as one of many barriers to entry, as well as multiple independent trials against competitive products on a variety of crops and applications.

PittMoss has growing traction among "soil mixers" many of which make their own "branded products" and sell their soil to customers. A critical component of the business model is that PittMoss could sell to all of these competitors as a feedstock to eliminate part or all of the peat used in their soils.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering. It also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	10,000
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	56,217,025
Minimum Amount of the Securities Offered	325,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	56,217,025
Price Per Security	$1.00
Minimum Individual Purchase Amount	$500
Offering Deadline	April 1, 2024
Use of Proceeds	See Question 8
Voting Power	See Question 13

The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

PittMoss LLC ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.25% of the value of the securities sold through Regulation CF and a $1,500 up-front fee. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $325,000 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

7. What is the purpose of this offering?
If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

8. How does the issuer intend to use the proceeds of this offering?
Add rows as necessary to account for all ways you intend to use the proceeds of this offering.

Category	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Fees	4.25%	$425	4.25%	$13,813
Marketing	95.75%	$9,575	35.00%	$113,750
Company Employment	0%	$0	45.00%	$146,250
Inventory	0%	$0	7.75%	$25,187
Public Relations	0%	$0	5.00%	$16,250
Working Capital	0%	$0	3.00%	$9,750
Total	100%	10000	100%	325,000

We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

9. How will the issuer complete the transaction and deliver securities to the investors?

Transfer Agent - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this Case, they will be utilizing a transfer agent. The issuer has not identified a specific transfer agent at this time.

10. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

11. Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. **Describe the terms of the securities being offered.**

Up to $325,000 in Crowd Simple Agreements for Future Equity (Crowd SAFE) with a minimum target amount of $10,000.

<u>Crowd SAFE with a 15% Discount</u>

*Offering Minimum***:** $10,000 | 10,000 Securities
Offering Maximum: $325,000 | 325,000 Securities
Type of Security: Crowd Simple Agreement for Future Equity (Crowd SAFE).
Offering Deadline: April 1st, 2024
Minimum Investment Amount (Per Investor): $500

Bonus:

1. **Loyalty Discount**: Investors who have previously invested in PittMoss through an earlier offering will receive an additional 2.5% discount added to the 15% discount of the Crowd SAFE.
2. **Early Bird Discount**: Investors who invest prior to January 1st, 2024 will receive an additional 2.5% discount added to the 15% discount of the Crowd SAFE.

*Should both conditions apply, both discounts will apply for a Crowd SAFE with a 20% discount.

Equity Financing: Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series, of Equity Interests (whether Preferred Securities or another classes issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the First Equity Financing Price).

Liquidity Event: If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase

Amount or (2) to receive from the Company a number of units of Common Securities equal to the Purchase Amount divided by the Liquidity Price.

13. **Do the securities offered have voting rights? Voting Rights and Proxy:**

PittMoss will be offering a SAFE, which will not have voting rights prior to conversion. Upon investing in the Crowd SAFE, investors agree to a Voting Proxy. Once the securities convert into CF Shadow Series Capital Stock, voting rights are given to the CEO.

Voting Proxy: With respect to all oof the units of Equity Interests of CF Shadow Series owned by the Member as of the date of the Irrevocable Proxy or any subsequent date (the "Units"), Member hereby grants to the CEO an irrevocable proxy under Section 302 of the Delaware Limited Liability Company Act to vote the Units in any manner that the CEO may determine in its sole and absolute discretion. For the avoidance of doubt, the CEO, as the holder of the irrevocable proxy (rather than the Member) will vote the Units with respect to all Member meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Units may be entitled to vote. The CEO hereby agree to vote all Units consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Units.

14. **Are there any limitations on any voting or other rights identified above?**

See Question 13.

15. **How may the terms of the securities being offered be modified?**
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled, and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes

within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Preferred Units: The number of securities authorized is 52,382,132 with a total of 52,382,132 outstanding. The preferred stock voting rights are as followed:

At any time when Series Seed Preferred Units are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the holders of at least 50.1 % of the then outstanding Series Seed Preferred Units, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

Common Units: The amount of security authorized is 3,834,893 with a total of 3,834,893 outstanding. For voting rights, please refer to the company's operating agreement.

SAFE 2020: The security will convert into Common units and the terms of the SAFE 2020 are outlined below:

Amount outstanding: $241,849.85

Interest Rate: N/A

Discount Rate: N/A

Valuation Cap: $7,000,000.00

Conversion Trigger: Upon a triggering event, conversion of outstanding SAFEs will result in the issuance of equity units of the Company.

SAFE 2021: The security will convert into Common units and the terms of the SAFE 2021 are outlined below:

Amount outstanding: $491,066.77

Interest Rate: N/A

Discount Rate: N/A

Valuation Cap: $7,500,000.00

Conversion Trigger: Upon a triggering event, conversion of outstanding SAFEs will result in the issuance of equity units of the Company.

Convertible Notes: The security will convert into Securities of the company issued at the closing of the next equity financing and the terms of the Convertible Notes are outlined below:

Amount outstanding: $1,095,500

Maturity Date: June 27, 2025

Interest Rate: 5.0%

Discount Rate: 15.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: Next Equity Financing, which is the first issuance of equity securities by the Company for aggregate consideration of $1 million or more in a single round of financing (excluding the sale of the Notes), of which not less than 50% of the round is funded by a professional venture capital firm or strategic investor. The determination of whether a particular financing constitutes the "Next Equity Financing" shall be made by the Board.

Convertible Notes 2023: The security will convert into Securities of the company issued at the closing of the next equity financing and the terms of the Convertible Notes are outlined below:

Amount outstanding: $274,853.89

Interest Rate: 5.0%

Discount Rate: 15.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: Note converts to preferred units when the company raises $1,000,000 in a qualified equity financing.

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional Units. In other words, when the company issues more Units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of Units outstanding could result from another offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising Unit options, or by conversion of certain instruments (e.g., convertible bonds, preferred Units or warrants) into Units. If the company decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit (though this typically occurs only if the company offers distributions, and most early-stage companies are unlikely to offer distributions, preferring to invest any earnings into the company).

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The securities being offered are in the form of a Crowd Simple Agreement for Future Equity (Crowd SAFE). A Crowd SAFE is not equity and investors should understand that they do not yet own equity at the completion of their investment in this Crowd SAFE. The SAFE is an agreement that upon one of multiple outcomes (equity financing, liquidity event, etc.) the investment will convert into equity with a discount of 15%. Investors should understand that their investment is not guaranteed to convert into equity and should carefully read the terms of the subscription agreement to understand the Crowd SAFE. Additionally, Crowd SAFE investors grant the CEO an irrevocable proxy for voting rights, so investors in the Crowd SAFE in this Regulation Crowdfunding offering will not have voting rights.

The company has both Common Units and Series Seed Preferred Units. This offering is a Crowd SAFE that converts to Common Units or Preferred Units according to the Company's discretion. There is no difference in the Common Units within the company and the Common Units that could result from the SAFE conversion. There is also no difference between the Seed Preferred Units and the Seed Preferred Units that could result from the SAFE conversion.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority Member may decide to issue additional Units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Formation or Operating Agreement can be amended by the holders of a majority of the issued and outstanding Units of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding Units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Formation or Operating Agreement; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common Units sold to the crowdfunding investors, or increasing the authorized number of Units of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. Additional issuances of securities
2. Issuer repurchases of securities
3. A sale of the issuer or of assets of the issuer
4. Transactions with related parties

The authorization and issuance of additional Units of the company will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per Unit will be reduced because of dilution, and the market price of the company's Units, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer Units outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
EIDL	$148,321.89	3.75%	July 03, 2050
Various Convertible Note Holders	$1,095,500	5.0%	June 26, 2025
Carl Nicolia	$25,000	10.0%	March 1, 2024
Private Investor	$25,000	10.0%	March 1, 2024
Harvest Returns, Inc.	$50,000	3.5%	January 30, 2024
James Collachia	$100,000	10.0%	March 22, 2024
Private Investor	$100,000	10.0%	December 04, 2024
Private Investor	$50,000	8.0%	June 04, 2025
Bradley Sileo	$200,000	8.5%	July 01, 2025
Bradley Sileo	$107,353.14	7.5%	October 01, 2027

Related Party Transactions:

- **Name of Entity:** Carl Nicolia

  Relationship to Company: Director

  Nature and Amount of interest in the transaction: $25,000 short-term note

  Material Terms: See indebtedness section.

- **Name of Entity:** Bradley Sileo

  Relationship to Company: Shareholder <20%

  Nature and Amount of interest in the transaction: Unsecured Loan Agreement

  Material Terms: In February 2021, the Company entered into an unsecured loan agreement with Member for $200,000 with a term of one year. During the first 6 months, this loan will bear an interest rate of 7% until August 2021, after which the rate will increase to 8% until maturity in February 2022. In August 2021, this loan agreement was amended to extend its maturity to August 2027 with an interest rate of 7.50%. In October, 2021, this loan agreement was amended a second time to change its principal amount to $150,000 and extend its maturity to October 2027 bearing the same interest rate as before. Furthermore, $50,000 of the original principal balance was converted into 411,894 Preferred Units. The ending balance of this loan was $145,011 as of December 2021. In December 2022, the Company entered into a second unsecured loan agreement with this shareholder for $250,000 with a term of one year. This loan bears an interest rate of the Secured Overnight Financing rate ("SOFR") plus 5.00%.

  Material Terms: See indebtedness section.

- **Name of Entity: James Collachia**

  Relationship to Company: Member <20%

  Nature and Amount of interest in the transaction: Unsecured Loan Agreement

  Material Terms: In February 2021, the Company entered into an unsecured loan agreement with the Member for $50,000 with a term of one year. During the first 6 months, this loan will bear an interest rate of 7% until August 2021, after which the interest rate will increase to 8% until maturity in February 2022. The ending balance of this loan was $51,442 as of December 31, 2021. In February 2022, the $50,000 loan from Member was repaid in full. In March 2022, the Company entered into a new loan with the same Member for $100,000 with an interest rate of 10% until maturity in March 2024.

24. What other exempt offerings has the Company conducted within the past three years?

Type of security sold: Equity
Final amount sold: $2,524,256.86
Number of Securities Sold: 25,609,019
Use of proceeds: Sales, marketing, and other initiatives to grow the business.
Date: 2016
Offering exemption relied upon: 506(b)

Type of security sold: Equity
Final amount sold: $3,250,000.00
Number of Securities Sold: 26,773,110
Use of proceeds: Sales, marketing, and other initiatives to grow the business.
Date: 2017-2018
Offering exemption relied upon: 506(b)

Type of security sold: SAFE 2020
Final amount sold: $241,849.85
Use of proceeds: Sales, marketing, and other initiatives to grow the business
Date: August 17, 2020
Offering exemption relied upon: Regulation CF

Type of security sold: SAFE 2021
Final amount sold: $491,066.77
Use of proceeds: Sales, marketing, and other initiatives to grow the business
Date: November 08, 2021
Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note
Final amount sold: $274,853.89

Use of proceeds: Sales, marketing, and other initiatives to grow the business
Date: May 02, 2023
Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note
Final amount sold: $1,095,500
Date: Still open
Offering exemption relied upon: 506(b)

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

N/A

Financial Condition of the Issuer

26. Does the issuer have an operating history?

Results of Operation:

The Company generates revenues by selling soil amendments, soil mixes, and animal bedding to commercial growers, garden centers and other distribution partners, and directly to consumers through our website and Amazon.com. Revenues increased 55% to $1,446,030 for the year ended December 31, 2022, from $934,960 for the year ended December 31, 2021, primarily due to increases in the commercial channel.

Total operating expenses increased to $1,629,455 for the year ended December 31, 2022, from $1,234,203 for the year ended December 31, 2021, primarily as a result of increases in salaries and wages. The Company believes the increased spending on personnel is necessary to drive sales growth and meet increased demand for its products.

Net loss was $1,391,342 for the year ended December 31, 2022, as compared to a net loss of $1,133,416 for the year ended December 31, 2021.

Historical results and cash flows:

The Company does not expect to achieve profitability in the next 12 months. The Company is continuing to focus on increasing market share and average order size per customer. The Company is also poised to grow the mushroom, cannabis, and animal bedding markets. Growth in these new markets is strategically significant as these markets can provide non-seasonal, year-round sales and cash flows. If the Company is able to make progress in these new markets, future results will be much more favorable than historical results.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Year ended December 31, 2022, compared to year ended December 31, 2021:

Revenue:
Revenue for fiscal year 2022 was $1,446,030, compared to fiscal year 2021 revenue of $934,960. PittMoss saw revenue growth of 55% from 2021 to 2022.

Cost of Revenue:
Cost of revenue in 2022 was $1,319,800, an increase of approximately $431,428, from costs of $888,372 in fiscal year 2021. Goss Profit Margin increased from about 5% in 2021 to about 9% in 2022.

Expenses:
The Company's expenses consist of, among other things, advertising/marketing, general administrative, research and development, rent, and more. Total operating expenses in 2022 were $1,629,455, compared to the expenses in 2021 which amounted to $1,234,203. The large increase in expenses is due to increased general administrative expenses and an increase in rent.

Assets and Liabilities:
In 2022, the company had total assets of $1,653,768 which was a significant increase from their 2021 total assets of $892,416. The significant increase comes from an increase of $353,946 of current assets from 2021 to 2022. Total Liabilities also increased significantly from $1,313,543 in 2021 to $2,531,709 in 2022. The significant increase is partly due to an increase of $600,000 in Notes Payable in 2022 and $350,000 in Convertible Notes.

Liquidity and Capital Resources:
As of December 31, 2022, the Company has capital resources available in the form of cash on hand of $467,865.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner

of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   i. At the time of the filing this offering statement bars the person from:
      1. Association with an entity regulated by such commission, authority, agency or officer?
      2. Engaging in business of securities, insurance, or banking?
      3. Engaging in savings association or credit union activities?

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
ii. Places limitations on the activities, functions or operations of such person?
iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**
i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
ii. Section 5 of the Securities Act?

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

PittMoss LLC answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Financials: See Exhibit A

Offering Page: See Exhibit B

Subscription Agreement: See Exhibit C

Articles of Incorporation: Exhibit D

Bylaws: Exhibit E

Exhibit A

Reviewed Financial Statements (See attachment to Form C)

Exhibit B

Offering Page (See attachment to Form C)

Exhibit C

Subscription Agreement (See attachment to Form C)

Exhibit D

Certificate of Formation (See attachment to Form C)

Exhibit E

Operating Agreement (See attachment to Form C)